Exhibit 99.1

CHAIRMAN’S LETTER AND NOTICE OF MEETING ANNUAL GENERAL MEETING ROTTERDAM 15 MAY 2013
MAKING SUSTAINABLE LIVING COMMONPLACE

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands

To our shareholders and holders	2 April 2013
of depositary receipts

Dear Madam, Sir,

I am pleased to enclose the Notice of this year’s Annual General Meeting (the ‘NV AGM’). The meeting will be held on Wednesday 15 May 2013 in the Willem Burger Complex of De Doelen, Kruisplein 40 in Rotterdam. The NV AGM will start at 9.30am.

At the NV AGM, Paul Polman, the Chief Executive Officer, will update you on the progress of the business in 2012, before we conduct certain formal business of the meeting.

As has been our policy for many years, with the exception of Sunil Bharti Mittal, all our Directors are offering themselves up for re-appointment. They are all distinguished in their respective fields and further information on their re-appointments can be found on pages 4 and 5 of this Notice. Sunil Bharti Mittal will not be offering himself for re-appointment and will leave the Board at the end of the Unilever PLC AGM (the ‘PLC AGM’) in May 2013.

With three Non-Executive Directors due to reach Unilever’s usual nine year maximum tenure in 2015, we felt it prudent now to appoint new Non-Executive Directors. Therefore, during 2012, we continued our search to strengthen the Board. Having identified Laura Cha, Mary Ma and John Rishton, we are delighted that they have agreed to join the Board. Between them they will further strengthen the financial expertise, fast-moving consumer goods’ experience, and independence of the Board, as well as broadening its diversity. They will all be proposed for appointment as Non-Executive Directors at the NV AGM and PLC AGM in May 2013. Their biographies are included on page 4 and page 5 of this Notice.

Last year Unilever successfully held both its AGMs on the same day. On 15 May 2013 it is again our intention that half our Board members will attend the NV AGM in Rotterdam in the morning in person, and the other half the PLC AGM in London in the afternoon in person. Those members of the Boards not physically present at each meeting will attend via a satellite link. Paul Polman and I are again planning to be present in person at both meetings.

The rest of the formal business covers standard matters such as the adoption of the Company’s Annual Accounts, the appointment of the Auditor and the authority to issue shares and repurchase of shares, will be generally familiar to you. Full explanations of all proposed resolutions are set out in the Explanatory Notes to the Notice.

The Board believes that all the proposals to be put to you at the NV AGM are in the best interests of the Company and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in the Company.

The NV AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on other topics relevant to our business and the resolutions. To assist you with questions you may have about Unilever and our products, the service desk will be open before the NV AGM commences. If you would like to be assured of the fullest possible response to a question asked in the NV AGM, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.com.

Enclosed with this letter you will find the Notice of the NV AGM being convened, together with the Explanatory Notes. A voting instruction form has been sent to those of you who are registered in the Company’s Register of Shareholders. Our 2012 year-end documents are available on our website at www.unilever.com/investorrelations.

If you would like to cast your votes electronically you will have to do so in any event no later than 5.30pm on Wednesday 8 May 2013. Please refer to the information provided on page 6 of the Notice. All your votes are important to us, so I would urge you to cast your vote.

The results of the NV AGM will be announced on the company website www.unilever.com/agm as soon as possible following the press release of the poll results of the NV AGM.

You have the right to attend the NV AGM and exercise your voting right if you are a holder of shares or depositary receipts on the Record Date, set on Wednesday 17 April 2013.

I look forward to seeing as many of you as possible on 15 May 2013.

Yours sincerely,

Michael Treschow

Unilever Chairman’s Letter and Notice of Meeting 2013	2

UNILEVER N.V. NOTICE OF THE ANNUAL GENERAL MEETING 2013

The Annual General Meeting of Shareholders (‘AGM’) is to be held on Wednesday 15 May 2013 at 9.30am in the Willem Burger Complex of De Doelen, Kruisplein 40 in Rotterdam.

Agenda

Report and Accounts for the year ended 31 December 2012

1.	Consideration of the Annual Report for the 2012 financial year submitted by the Board of Directors, including the Corporate Governance section and the Directors’ Remuneration Report*.

2.	Adoption of the Annual Accounts and appropriation of the profit for the 2012 financial year (resolution).

3.	Discharge of Executive Directors (resolution).

4.	Discharge of Non-Executive Directors (resolution).

Re-appointment of Executive Directors

To re-appoint as Executive Directors:

5.	Mr P G J M Polman (resolution)**
6.	Mr R J-M S Huët (resolution)**

Re-appointment of Non-Executive Directors

To re-appoint as Non-Executive Directors:

7.	Professor L O Fresco (resolution)**
8.	Ms A M Fudge (resolution)**
9.	Mr C E Golden (resolution)**
10.	Dr B E Grote (resolution)**
11.	Ms H Nyasulu (resolution)**
12.	The Rt Hon Sir Malcolm Rifkind MP (resolution)**
13.	Mr K J Storm (resolution)**
14.	Mr M Treschow (resolution)**
15.	Mr P S Walsh (resolution)**

Appointment of Non-Executive Directors

To appoint as Non-Executive Directors:

16.	Mrs L M Cha (resolution)**
17.	Ms M Ma (resolution)**
18.	Mr J Rishton (resolution)**

Corporate matters

19.	Appointment of the Auditor charged with the auditing of the Annual Accounts for the 2013 financial year (resolution).

20.	Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the share capital of the Company (resolution).

21.	Authorisation of the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company (resolution).

22.	Capital reduction with respect to shares and depositary receipts thereof held by the Company in its own share capital (resolution).

Miscellaneous
23.	Questions and close of Meeting.

*	The Annual Accounts of Unilever N.V. for the 2012 financial year within the meaning of Article 361 of Book 2 of the Netherlands Civil Code comprise the Directors’ Remuneration Report set out in the Unilever Annual Report and Accounts 2012 on pages 62 to 81 and the financial statements set out on pages 86 to 129, pages 130, 131 and pages 133 to 137. The Unilever Annual Report and Accounts 2012 includes the information to be provided in accordance with Article 392, paragraph 1, of Book 2 of the Netherlands Civil Code.

**	The resolution, if passed, will only become effective if a similar resolution as set out in the Notice of Annual General Meeting of Unilever PLC to be held on 15 May 2013 in London, United Kingdom or any adjournment thereof is approved.

All documents for the AGM, including the Unilever Annual Report and Accounts 2012, are available at www.unilever.com/investorrelations.

Copies may be obtained free of charge from the Company and through ABN AMRO Bank N.V. (‘ABN AMRO’), telephone number +31 20 344 2000, e-mail corporate.actions@abnamro.com.

3	Unilever Chairman’s Letter and Notice of Meeting 2013

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING 2013

Agenda item 1

Consideration of the Annual Report for the 2012 financial year submitted by the Board of Directors, including the Corporate Governance section and the Directors’ Remuneration Report.

Agenda item 2 – resolution

Adoption of the Annual Accounts and appropriation of the profit for the 2012 financial year

It is proposed that:

(i)	the Annual Accounts for the 2012 financial year drawn up by the Board of Directors be adopted; and
(ii)	the profit for the 2012 financial year be appropriated for addition to the balance sheet item ‘Profit retained’: €1,486,000,000.

The remaining profit for the 2012 financial year was distributed as follows:

•	for dividends on the preference shares: €4,040,508; and
•	for dividends on the ordinary shares: €1,482,000,000.

The dividends on ordinary shares as mentioned above were paid as follows to the holders of ordinary shares or depositary receipts registered on the respective Record Dates in one of the registers designated by the Board of Directors:

(i)	Q1 2012 interim dividend (Record Date 11 May 2012), paid on 13 June 2012;
(ii)	Q2 2012 interim dividend (Record Date 10 August 2012), paid on 12 September 2012;
(iii)	Q3 2012 interim dividend (Record Date 9 November 2012), paid on 12 December 2012; and
(iv)	Q4 2012 interim dividend (Record Date 8 February 2013), paid on 13 March 2013.

Agenda item 3 – resolution

Discharge of Executive Directors

It is proposed that the Executive Directors in office in the 2012 financial year be discharged for the fulfilment of their task in the 2012 financial year.

Agenda item 4 – resolution

Discharge of Non-Executive Directors

It is proposed that the Non-Executive Directors in office in the 2012 financial year be discharged for the fulfilment of their task in the 2012 financial year.

Agenda items 5 to 18

(Re-)Appointment of Executive and Non-Executive Directors

Biographical details concerning each of the proposed candidates for (re-)appointment can be found on page 42 of the Unilever Annual Report and Accounts 2012 and also on Unilever’s website at www.unilever.com/investorrelations.

Agenda items 5 and 6 – resolutions

Re-appointment of Executive Directors

Pursuant to Article 20, paragraph 1, of the Articles of Association, all Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Executive Director as set forth in the Articles of Association.

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to re-appoint as Executive Directors:

5.	Mr P G J M Polman
6.	Mr R J-M S Huët

Agenda items 7 to 15 – resolutions

Re-appointment of Non-Executive Directors

Pursuant to Article 20, paragraph 1, of the Articles of Association, all Non-Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Non-Executive Director as set forth in the Articles of Association.

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to re-appoint as Non-Executive Directors:

7.	Professor L O Fresco
8.	Ms A M Fudge
9.	Mr C E Golden
10.	Dr B E Grote
11.	Ms H Nyasulu
12.	The Rt Hon Sir Malcolm Rifkind MP
13.	Mr K J Storm
14.	Mr M Treschow
15.	Mr P S Walsh

The Board of Directors has determined that, in its judgement, all the Non-Executive Directors being proposed for re-appointment are independent. The Board of Directors is satisfied that all Non-Executive Directors being proposed for re-appointment continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.

Agenda items 16 to 18 – resolutions

Appointment of Non-Executive Directors

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to appoint Laura Cha, Mary Ma and John Rishton as Non-Executive Directors. Biographical details for each are set out below. These biographies are also available on Unilever’s website at www.unilever.com/investorrelations.

Laura Cha

Nationality: Chinese. Born: 1949

Laura M Cha GBS, JP, is a non-official member of the Executive Council of Hong Kong Special Administrative Region and a Hong Kong delegate to the 11th National People’s Congress of China. Mrs Cha is an independent non-executive director of HSBC Holdings plc and China Telecom Corporation Limited, as well as non-executive deputy chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc. She is a member of the Advisory Board of the Yale School of Management and a senior international advisor for Foundation Asset Management AB. Mrs Cha worked in the Securities and Futures Commission in Hong Kong from 1991 to early 2001, then became the first person outside Mainland China to join the Chinese Central Government at the vice-ministerial rank when she was appointed as vice chairman of the China Securities Regulatory Commission in 2001. She stayed in that post until 2004. Mrs Cha was educated in the US, with a BA from the University of Wisconsin and a JD degree from the University of Santa Clara, and she is a member of the State Bar of California. She practised law in the 1980s in San Francisco with Pillsbury, Madison and Sutro, and in Hong Kong with Coudert Brothers.

Unilever Chairman’s Letter and Notice of Meeting 2013	4

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING 2013 continued

Mary Ma

Nationality: Chinese. Born: 1952

Mary Ma was appointed chairman of Boyu Capital, a private equity fund in 2011. Prior to Boyu, Ms Ma was the partner of TPG Capital and co-chairman of TPG China where she primarily focused on investments in the Greater China region. Before joining TPG, Ms Ma was the senior vice president and chief financial officer of Lenovo Group. She still serves the Lenovo Board as non-executive vice chairman and has done since 2007. She is also an independent director of Standard Chartered Bank (Hong Kong) Limited and non-executive director of Wumart Stores. Ms Ma has been a member of the Listing Committee of The Stock Exchange of Hong Kong since 2009, a member of The Hong Kong Institute of Directors since 2000, and was a member of the Dean’s Council of the Kennedy School of Harvard University from 2002-2007. Prior to joining Lenovo she worked for The Chinese Academy of Sciences.

John Rishton

Nationality: British. Born: 1958

John Rishton has been chief executive officer of Rolls-Royce Holdings plc since 31 March 2011. He was appointed a non-executive director of Rolls-Royce Group in 2007 and served as chairman of the audit committee and a member of the ethics and nominations committees. He served as the chief executive officer and president of Royal Ahold N.V. from November 2007 to March 2011. Prior to becoming CEO he was chief financial officer Royal Ahold from 2006. Mr Rishton served as a non-executive director of ICA AB from 2006 to 2010 and Allied Domecq Plc from 2003 to 2005. He was the chief financial officer of British Airways Plc from 2001 to 2005.

The Board has determined that, in its judgement, all the Non-Executive Director candidates are independent.

If appointed as Non-Executive Directors at the 2013 AGMs, the Board proposes that Laura Cha, Mary Ma and John Rishton will become members of Board Committees as shown in the table below.

Their fees will consist of the basic Non-Executive Director fee of €42,760 plus £37,500, plus an additional fee of €5,700 and £5,000 for their membership of the relevant Committee (referred to below).

If all those proposed by the Board are (re-)appointed as Directors at the 2013 Annual General Meetings of Unilever N.V. and Unilever PLC, the composition of the Board Committees will be as follows:

Audit Committee
Byron Grote (Chair)
Mary Ma
Hixonia Nyasulu
John Rishton

Compensation and Management Resources Committee
Paul Walsh (Chair)
Ann Fudge
Kees Storm
Michael Treschow

Corporate Responsibility Committee
Louise Fresco (Chair)
Laura Cha
Charles Golden

Nominating and Corporate Governance Committee
Kees Storm (Chair)
Sir Malcolm Rifkind
Michael Treschow

Agenda item 19 – resolution

Appointment of the Auditor charged with the auditing of the Annual Accounts for the 2013 financial year

Pursuant to Article 34, paragraph 3, of the Articles of Association, the auditor charged with the auditing of the Annual Accounts for the current financial year is to be appointed each year.

Each year, the Audit Committee assesses the effectiveness of the external audit process which includes gaining feedback from key stakeholders at all levels across Unilever. The Audit Committee has considered the tenure, quality and fees of the auditors and determined that a tender for the audit work is not necessary at this time. As a result, the Audit Committee has approved the extension of the current external audit contract by one year, and recommended to the Board the re-appointment of the external auditor.

Both Unilever and the auditor have for many years had safeguards in place to avoid the possibility that the auditor’s objectivity and independence could be compromised such as audit partner rotation and the restriction on non-audit services that the external auditor can perform.

It is proposed that, in accordance with Article 393 of Book 2 of the Netherlands Civil Code, PricewaterhouseCoopers Accountants N.V. be appointed to audit the Annual Accounts for the 2013 financial year.

Agenda item 20 – resolution

Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the share capital of the Company

Renewal of this authority is sought at the AGM each year. It is proposed to designate the Board of Directors as the company body, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code to resolve to issue – or to grant rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions. There is no current intention to use this authority.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2014, the last date by which the Company must hold an Annual General Meeting in 2014 (whichever is earlier).

5	Unilever Chairman’s Letter and Notice of Meeting 2012

Agenda item 21 – resolution

Authorisation of the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company

Renewal of this authority is sought at the AGM each year. The Board of Directors believes that it is advantageous for the Company to have the flexibility to purchase its own shares. The authorisation will only be used when the Board of Directors considers that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.

It is proposed to authorise the Board of Directors, in accordance with Article 98 of Book 2 of the Netherlands Civil Code to cause the Company to purchase, either through purchase on a stock exchange or otherwise, its own ordinary shares or depositary receipts thereof with a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2012 at a purchase price per share or depositary receipt thereof, excluding expenses, not lower than €0.01 (one eurocent) and not higher than 10% above the average of the closing price of the shares on the NYSE Euronext stock exchange in Amsterdam for the five business days before the day on which the purchase is made.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2014, the last date by which the Company must hold an Annual General Meeting in 2014 (whichever is earlier).

Agenda item 22 – resolution

Capital reduction with respect to shares and depositary receipts thereof held by the Company in its own share capital

It is proposed that the AGM resolve to reduce the issued share capital through cancellation of shares and depositary receipts thereof. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2012. Only shares held by the Company or for which the Company holds depositary receipts may be cancelled. Shares that the Company holds in treasury for hedging share (option) plans will not be cancelled. The number of shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time the amount of the capital reduction will be stated in the resolution of the Board of Directors that shall be filed at the Chamber of Commerce in Rotterdam.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2014, the last date by which the Company must hold an Annual General Meeting in 2014 (whichever is earlier).

INFORMATION ABOUT ATTENDING THE ANNUAL GENERAL MEETING 2013

The Annual General Meeting of Shareholders (‘AGM’) is to be held on Wednesday 15 May 2013 at 9.30am in the Willem Burger Complex of De Doelen, Kruisplein 40 in Rotterdam.

Record date

Admission to the AGM and voting rights

The Board of Directors has determined that holders of shares or depositary receipts thereof on Wednesday 17 April 2013, after closing of the books (the ‘Record Date’) and who are registered as such in one of the registers designated by the Board of Directors, have the right to attend the AGM and exercise their voting rights in accordance with the number of shares or depositary receipts thereof held at the Record Date.

Holders of shares or depositary receipts held thereof via the giro system

Attendance instructions

Holders of shares or depositary receipts thereof who wish to attend the AGM either in person or by proxy (see under ‘Proxies’), can notify their bank or broker or via www.abnamro.com/evoting, until Wednesday 8 May 2013 at 5.30pm at the latest. The bank or broker will inform ABN AMRO who will send an admission ticket for the AGM by post or by e-mail to the notified holders of shares or depositary receipts thereof.

Proxies

Holders of shares or depositary receipts thereof who wish to have themselves represented at the AGM by a proxy holder appointed by them, must register in accordance with what is described above and deposit a written power of attorney. For this purpose, they can use the power of attorney printed on the admission ticket or the power of attorney available on www.unilever.com/AGM.

Voting instructions

Holders of shares or depositary receipts thereof who are unable to attend the AGM in person and wish to participate in the voting process can render their voting instructions electronically via www.abnamro.com/evoting. By doing so voting instructions are given to Mr M.J. Meijer c.s. Notarissen, in Amsterdam, to cast their vote at the AGM. Voting instructions will be kept confidential and can be given until Wednesday 8 May 2013 at 5.30pm at the latest.

Unilever Trust Office

Holders of depositary receipts who attend the AGM either in person or by proxy will automatically receive from the Foundation Unilever N.V. Trust Office a proxy in accordance with the conditions of administration of these depositary receipts.

Holders of registered shares registered in the

shareholders’ register

Holders of registered shares will be approached by ANT Trust & Corporate Services N.V. (‘ANT’) individually. A written notification to attend the AGM, a completely filled-in voting instruction form or a written power of attorney must be received by ANT by Wednesday 8 May 2013 at 5.30pm at the latest.

Identification

We kindly request you to bring a valid proof of identity to the AGM.

Route description

A detailed route description can be found on our website, www.unilever.com/AGM and is available upon request by sending an e-mail to CSECNV@unilever.com.

Unilever Chairman’s Letter and Notice of Meeting 2013	6

UNILEVER N.V.
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
F +31 (0)10 217 4798

For further information on our

social, economic and environmental

performance, please visit our website

WWW.UNILEVER.COM